ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

 July 23, 2018

VIA EDGAR

Ms. Samantha Brutlag

Mr. David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 333-255844

Form N-14 filed June 22, 2018

Dear Ms. Brutlag and Mr. Manion:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management (the “Staff”) on June 28. 2018 and July 17, 2018 regarding the Registrant’s Form N-14 filed June 22, 2018 (the “Registration Statement”). In addition, the Registrant will also address comments received from Mr. Keith Gregory on July 20, 2018 with respect to the Rule 485(a) filing made by the Registrant for the New Funds on June 13, 2018.

Accounting Staff Comments

1.	Comment: Please add the semi-annual financial highlights data to the Financial Highlights Table for the half-year ended April 30, 2018 pursuant to Rule 3-18 of Regulation S-X.

Response: This data has been added to the Financial Highlights table.

2.	Comment: On page vi, with respect to the first full paragraph of the Questions & Answers (“Q&A”), please confirm whether any securities were sold in connection with the proposed Reorganization. If so, please add a description to this section of the Q&A.

Response: The Registrant understands from Manifold Fund Advisors, LLC, the Existing Funds’ current investment adviser (the “Current Adviser”) that no securities were sold in connection with the proposed Reorganization.

3.	Comment: On page vii, the final paragraph refers to a “rolling three year basis” with respect to the Expense Limitation Agreement between the New Fund and the New Adviser. Please clarify the meaning of this term and make conforming changes throughout the filing.

Response: The description of the Expense Limitation Agreement has been revised to match the language used in the footnote to the Fee and Expenses Table, thereby removing the phrase “rolling three year basis” from the filing. In addition, conforming changes were made throughout the filing.

U.S. Securities and Exchange Commission

Division of Investment Management

July 23, 2018

4.	Comment: On page viii, with respect to the first full paragraph, please:

a.	confirm that the AST Board has approved the ability of the Current Adviser to recoup amounts waived or expenses reimbursed with respect to the Existing Fund;
b.	confirm whether the amounts subject to recoupment are associated with contractual or voluntary waiver/reimbursements;
c.	confirm that the recoupment period is consistent with FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07; and
d.	indicate whether any of the recoverable amounts are associated with the Class C shares of either Fund, and if so, please describe how this recoupment will occur.

Response: The Current Adviser has elected not to pursue recoupment during any period after the Reorganization. The Form N-14 will be revised accordingly.

5.	Comment: On page viii, with respect to the section entitled “Who is paying for expenses . . .”, please add a sentence reflecting the estimated costs of the Reorganization or add a cross reference the section of the Form N-14 where such costs are disclosed.

Response: A cross-reference has been added here as follows:

“Please see “VOTING INFORMATION – Solicitation of Proxies” in this Joint Proxy Statement / Prospectus for additional information.”

6.	Comment: On page 3 of the Combined Proxy Statement/Prospectus (“Proxy Statement/Prospectus”), please add a bullet point to incorporate by reference the unaudited semi-annual reports of the Existing Funds for the period ended April 30, 2018.

Response: A third bullet point has been added as follows:

•

The Semi-Annual Report of the Existing Funds is incorporated by reference to the Semi-Annual Report of the Existing Funds for the six months ended April 30, 2018, filed on Form N-CSR (File No. 811-21757) with the SEC on July 6, 2018.

U.S. Securities and Exchange Commission

Division of Investment Management

July 23, 2018

7.	Comment: On page 25 of the Proxy Statement/Prospectus and in connection with other similar disclosures, please confirm that the Fees and Expenses comparisons reflect “current fees” in accordance with Instruction 3(a) of Form N-14.

Response: Confirmed.

8.	Comment: On page 26 of the Proxy Statement/Prospectus and in connection with other similar disclosures, please add a footnote to the Fees and Expenses comparison that contains a cross-reference to the section of the Proxy Statement/Prospectus disclosing the amounts potentially subject to recoupment.

Response:  See response to Comment 4, above.

9.	Comment: On pages 27 and 30 of the Proxy Statement/Prospectus and in connection with other similar disclosures, with respect to the Class C Chares comparison, please add a new column for the New Class A shares immediately to the right of the column showing the fees and expenses for the Existing Class C shares.

Response: New column has been added.

10.	Comment: On pages 28 and 30, please add any disclosures to the Fees and Expenses comparison for the Class C Shares that might be appropriate in light your response to Comment 4.d, above.

Response: See response to Comment 4, above.

11.	Comment: On pages 32 and 33, with respect to the tables showing amounts potentially subject to recoupment for each fund, please indicate the amounts subject to recoupment by class, by year.

Response: The Current Adviser has confirmed that the amounts subject to recoupment for each Fund has been calculated at the Fund level.

12.	Comment: On pages 53 and 54, the data contained in the section entitled “Capitalization Table” should be as of a date that is within 30 days of the effective date of the filing.

Response: The data contained in the Capitalization Table, on pages 53 and 54, has been revised to include as of July 16, 2018, which is the Record Date.

U.S. Securities and Exchange Commission

Division of Investment Management

July 23, 2018

13.	Comment: On page 54, at the end of the section entitled “Capitalization Table,” please include additional information or disclosure that describes the conversion of the Existing Class C shares into New Class A shares.

Response: The following information has been added:

“Each New Fund will issue new Class A shares to be distributed as part of the Reorganization to the Existing Fund’s Class C shareholders in an aggregate amount equal the net assets of such Class C shareholders. The number of shares issued will equal the Net Assets of such Class C shares divided by the Net Assets per Share of the New Fund’s Class A shares.”

14.	Comment: On page 57, with respect to the section entitled “Costs and Expenses of the Reorganization,” please add a sentence reflecting the estimated costs of the Reorganization or cross reference the section of the Form N-14 where such costs are disclosed.

Response: A cross-reference has been added here as follows:

“Please see “VOTING INFORMATION – Solicitation of Proxies” in this Joint Proxy Statement / Prospectus for additional information.”

15.	Comment: On page D-1, please state that each New Fund will be the accounting and performance survivor with respect to its Reorganization.

Response: The following sentence has been added as a new third paragraph at the beginning of Appendix D:

“After completion of the Reorganizations, the performance and accounting data of the Existing Funds will become the performance and accounting data of the New Funds, respectively.”

Disclosure Staff Comments

1.	Comment: The Staff notes that the Existing Trust and the New Funds will each have the phrase “American Independence” in their names after the Reorganization is complete. Please discuss whether this could cause any potential investor confusion and if so, please discuss how such potential investor confusion will be addressed.

Response: The Registrant believes that the anticipated use of the phrase “American Independence” by the Existing Trust and the New Funds after the Reorganization is complete would not create any material investor confusion because (1) the Existing Trust will have only one remaining series (“Remaining Series”), which invests primarily in Treasury Inflation Protected Securities (TIPS) and, therefore, is an entirely different strategy from each New Fund; (2) the information required in Form N-1A and other filings and reports to be made in the future by the Registrant with respect to the New Funds will reflect the name of the Registrant in the manner and to the extent required under applicable laws, rules, and form instructions; and (3) the Existing Trust and the New Trust will make their separate filings under the EDGAR system, and the information in that system will demarcate which funds are associated with which trust. In addition, Registrant has been advised by the Current Adviser that the Remaining Series will either (i) be merged with and into a series of The Advisors Inner Circle Fund III that will be advised by the Remaining Series’ sub-adviser, or (ii) be liquidated no later than September 30, 2018.

U.S. Securities and Exchange Commission

Division of Investment Management

July 23, 2018

2.	Comment: With respect to a potential adjournment of the Special Meeting, please discuss supplementally how proxies containing “no” votes for the Proposal will be cast.

Response: Proxies containing “no” votes for the Proposal will be cast against adjournment.

3.	Comment: On page 8, the Staff notes that the New Global Tactical Allocation Fund will have, in accordance with the Staff’s guidance on Rule 35d-1 (the Fund Names Rule) a principal investment strategy to invest “through the ETFs and ETNs, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States or, if conditions are not favorable, invest at least 30% of its assets outside the United States.” Please discuss supplementally the use of the term “Global” in the Existing Fund name and the Staff guidance under the Fund Names Rule.

Response: The Current Adviser has advised the Registrant that the Current Adviser has requested information from the Chief Compliance Officer for the Existing Global Tactical Allocation Fund (“Existing GTA Fund”) that supports the fact that the Existing GTA Fund been in compliance with the Fund Names Rule requirement with respect to term “global.” In addition, the Current Adviser has requested similar information from Fund Counsel and Counsel to the Independent Trustees of the Existing Trust. The Current Adviser has advised us that they can confirm that the Existing GTA Fund is currently in compliance with the Fund Names Rule. We will provide the Staff with any additional information we receive from the Chief Compliance Officer for the Existing GTA Fund and Fund Counsel once we receive such information.

4.	Comment: On page 9, the Staff notes that the New Global Tactical Allocation Fund will have a principal risk relating to Asset-Backed and Mortgage-Backed Securities. Please disclose supplementally whether the fund will invest more than 15% of its net assets in below investment grade ABS and MBS in the aggregate, and if so, please consider additional risk factor disclosure.

Response: Investment in Asset-Backed and Mortgage-Backed Securities will not be a principal investment strategy of the New Fund. The principal risk factor relating to these securities will be removed.

U.S. Securities and Exchange Commission

Division of Investment Management

July 23, 2018

5.	Comment: On pages 17 and 20, the Staff notes that each New Fund discloses a “Liquidity Risk” as a principal risk, while on page 48 each New Fund discloses “Liquidity Risk” as a non-principal risk. Please clarify.

Response: The disclosure on page 48 has been removed.

* * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP